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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                               (Amendment No. 2)

                             MACDERMID, INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   554273 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Joshua N. Korff, Esq.
                                KIRKLAND & ELLIS
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4800
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].









                               Page 1 of 16 Pages

                                  SCHEDULE 13D

--------------------------                                              -----------------------

  CUSIP No. 5542773 10 2                                                   Page 2 of 16 Pages
--------------------------                                              -----------------------
------------------------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS/
    1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
                     CITICORP VENTURE CAPITAL LTD.
------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
    2                                                                   (b)  [ ]
------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
             Not applicable.
------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
             New York
------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
            NUMBER OF
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
                                     7
                                                  None
                                 ---------------------------------------------------------------
                                           SHARED VOTING POWER
                                     8
                                           3,103,252**
                                 ---------------------------------------------------------------
                                           SOLE DISPOSITIVE POWER
                                     9
                                           None
                                 ---------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                     10
                                           3,103,252**
------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11    PERSON
          3,103,252**
------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12    CERTAIN SHARES*                                                    [ ]
------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
          9.6%
------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
    14

------------------------------------------------------------------------------------------------


* SEE INSTRUCTIONS.

** Represents 3,103,252 shares directly beneficially owned by Citicorp Venture
   Capital Ltd. ("CVC").

                                  SCHEDULE 13D

--------------------------                                              -----------------------

  CUSIP No. 5542773 10 2                                                   Page 3 of 16 Pages
--------------------------                                              -----------------------
------------------------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS/
    1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
                     CITIBANK, N.A.
------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
    2                                                                   (b)  [ ]
------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
             Not applicable.
------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
             National Banking Association
------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
            NUMBER OF
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
                                     7
                                                  None
                                 ---------------------------------------------------------------
                                           SHARED VOTING POWER
                                     8
                                           3,103,252**
                                 ---------------------------------------------------------------
                                           SOLE DISPOSITIVE POWER
                                     9
                                           None
                                 ---------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                     10
                                           3,103,252**
------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11    PERSON
          3,103,252**
------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12    CERTAIN SHARES*                                                    [ ]
------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
          9.6%
------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
    14
          BK
------------------------------------------------------------------------------------------------


* SEE INSTRUCTIONS.

** Represents 3,103,252 shares directly beneficially owned by Citicorp Venture
   Capital Ltd. ("CVC").

                                  SCHEDULE 13D

--------------------------                                              -----------------------

  CUSIP No. 5542773 10 2                                                   Page 4 of 16 Pages
--------------------------                                              -----------------------
------------------------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS/
    1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
                     CITICORP
------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
    2                                                                   (b)  [ ]
------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
             Not applicable.
------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
             Delaware
------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
            NUMBER OF
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
                                     7
                                                  None
                                 ---------------------------------------------------------------
                                           SHARED VOTING POWER
                                     8
                                           4,104,545**
                                 ---------------------------------------------------------------
                                           SOLE DISPOSITIVE POWER
                                     9
                                           None
                                 ---------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                     10
                                           4,104,545**
------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11    PERSON
          4,104,545**
------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12    CERTAIN SHARES*                                                    [ ]
------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
          12.7%
------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
    14
          HC
------------------------------------------------------------------------------------------------


* SEE INSTRUCTIONS.

** Represents (i) 3,103,252 shares directly beneficially owned by Citicorp
   Venture Capital Ltd. ("CVC"), and (ii) 1,001,293 shares directly beneficially owned by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp, for which shares CVC disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------                                              -----------------------

  CUSIP No. 5542773 10 2                                                   Page 5 of 16 Pages
--------------------------                                              -----------------------
------------------------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS/
    1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
                     CITIGROUP HOLDINGS COMPANY
------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
    2                                                                   (b)  [ ]
------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
             Not applicable.
------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6

------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
            NUMBER OF
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
                                     7
                                                  None
                                 ---------------------------------------------------------------
                                           SHARED VOTING POWER
                                     8
                                           4,104,545**
                                 ---------------------------------------------------------------
                                           SOLE DISPOSITIVE POWER
                                     9
                                           None
                                 ---------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                     10
                                           4,104,545**
------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11    PERSON
          4,104,545**
------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12    CERTAIN SHARES*                                                    [ ]
------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
          12.7%
------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
    14
          HC
------------------------------------------------------------------------------------------------


* SEE INSTRUCTIONS.

** Represents (i) 3,103,252 shares directly beneficially owned by Citicorp
   Venture Capital Ltd. ("CVC"), and (ii) 1,001,293 shares directly beneficially owned by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp, for which shares CVC disclaims beneficial ownership.

                                  SCHEDULE 13D

--------------------------                                              -----------------------

  CUSIP No. 5542773 10 2                                                   Page 6 of 16 Pages
--------------------------                                              -----------------------
------------------------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS/
    1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
                     CITIGROUP INC.
------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
    2                                                                   (b)  [ ]
------------------------------------------------------------------------------------------------
          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
             Not applicable.
------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
             Delaware
------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
            NUMBER OF
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
             PERSON
              WITH
                                     7
                                                  None
                                 ---------------------------------------------------------------
                                           SHARED VOTING POWER
                                     8
                                           4,134,225**
                                 ---------------------------------------------------------------
                                           SOLE DISPOSITIVE POWER
                                     9
                                           None
                                 ---------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                     10
                                           4,134,225**
------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11    PERSON
          4,134,225**
------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12    CERTAIN SHARES*                                                    [ ]
------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
          12.8%
------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
    14
          HC
------------------------------------------------------------------------------------------------


* SEE INSTRUCTIONS.

** Represents (i) 3,103,252 shares directly beneficially owned by Citicorp
   Venture Capital Ltd. ("CVC"), and (ii) 1,001,293 shares directly beneficially owned by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp, for which shares CVC disclaims beneficial ownership, and (iii) 29,680 shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup Inc., for which shares CVC disclaims beneficial ownership.

         ITEM 1.  SECURITIES AND ISSUER.

         This Amendment No. 2 ("Amendment") to the Schedule 13D dated December 29, 1999, as amended by Amendment No. 1 filed on March 5, 2002, relates to the common stock, no par value, (the "Common Stock") of MacDermid, Incorporated, a Connecticut corporation (the "Issuer"). This Amendment is being filed with the Securities and Exchange Commission pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by (i) Citicorp Venture Capital Ltd. ("CVC"), (ii) Citibank, N.A. ("Citibank"), (iii) Citicorp, (iv) Citigroup Holdings Company ("Citigroup Holdings"), and (v) Citigroup Inc. ("Citigroup"), (collectively, the "Reporting Persons", and each a "Reporting Person").

         Attached as Schedules A and B is information concerning each executive officer and director of CVC and Citigroup. Schedules A and B are incorporated into and made a part of this Amendment.

         (a) - (c) CVC is a New York corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital investment.

         Citibank is a national banking association and is the sole stockholder of CVC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

         Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citicorp is principally engaged, through its subsidiaries, in the general financial services business.

         Citigroup Holdings is a Delaware corporation and is the sole stockholder of Citicorp. The address of its principal business office is One Rodney Square, Wilmington, Delaware 19899. Citigroup Holdings is principally engaged, through its subsidiaries, in the general financial services business.

         Citigroup is a Delaware corporation and is the sole stockholder of Citigroup Holdings. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

         (d) - (f) During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedules A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Each of the individuals identified pursuant to paragraphs
(a) through (c), on Schedule A and B hereto, is a citizen of the United States, unless otherwise indicated.

         A joint filing agreement of the Reporting Persons is attached hereto as
Exhibit 1.

                                 7 of 16 Pages

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

         ITEM 4.  PURPOSE OF TRANSACTION.

         (a),(b) From February 26, 2002 to July 8, 2002, CVC disposed of 308,544 shares of Common Stock in open market transactions in the ordinary course of business under Rule 144, as promulgated under the Securities Act of 1933, as amended. Such dispositions of Common Stock were carried out pursuant to the filings of Form 144 dated (1) February 7, 2002 for the sale of 387,255 shares of Common Stock; (2) dated February 27, 2002 for the sale of 89,119 shares of Common Stock; and (3) June 7, 2002 for the sale of 321,213 shares of Common Stock.

         (c)    Not applicable.

         (d)   Not applicable.

         (e) - (j)    Not applicable.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) CVC directly beneficially owns 3,103,252 shares of Common Stock. The aggregate number of shares held by CVC represents approximately 9.6% of the outstanding shares of Common Stock. CVC has the shared power to vote and the shared power to dispose of the entire number of beneficially owned shares.

         Citibank, exclusively through its holding company structure, indirectly beneficially owns 3,103,252 shares of Common Stock. The aggregate number of shares held through the holding company structure by Citibank represents approximately 9.6% of the outstanding shares of Common Stock. Citibank has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC.

         Citicorp, exclusively through its holding company structure, indirectly beneficially owns 4,104,545 shares of Common Stock representing (1) 3,103,252 shares directly beneficially owned by CVC and (2) 1,001,293 shares directly beneficially owned by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp. CVC disclaims beneficial ownership with respect to the 1,001,293 shares directly beneficially owned by the limited partnership. Citicorp may be deemed to be a beneficial owner of the 1,001,293 shares held by the limited partnership. The aggregate number of shares held through the holding company structure by Citicorp represents approximately 12.7% of the outstanding shares of Common Stock. Citicorp has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC and the limited partnership, respectively.

         Citigroup Holdings, exclusively through its holding company structure, indirectly beneficially owns 4,104,545 shares of Common Stock representing (1) 3,103,252 shares directly beneficially owned by CVC and (2) 1,001,293 shares directly beneficially owned by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp. CVC disclaims beneficial ownership with respect to the 1,001,293 shares directly beneficially owned by the limited partnership. Citigroup Holdings may be deemed to be a beneficial owner of the 1,001,293 shares held by the limited partnership because Citicorp is a wholly-owned subsidiary of Citigroup Holdings. The aggregate number of shares held through the holding company structure by Citigroup Holdings represents approximately 12.7% of the outstanding

                                 8 of 16 Pages
shares of Common Stock. Citigroup Holdings has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC and the limited partnership, respectively.

         Citigroup, exclusively through its holding company structure, indirectly beneficially owns 4,134,225 shares of Common Stock representing (1) 3,103,252 shares directly beneficially owned by CVC, (2) 1,001,293 shares directly beneficially owned by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp and (3) 29,680 shares directly beneficially owned by other subsidiaries of Citigroup. CVC disclaims beneficial ownership with respect to the 1,001,293 shares directly beneficially owned by the limited partnership. Citigroup may be deemed to be a beneficial owner of the 1,001,293 shares held by the limited partnership and of the 29,680 shares held by its direct and indirect subsidiaries. The aggregate number of shares held through Citigroup's holding company structure represents approximately 12.8% of the outstanding shares of Common Stock. Citigroup has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC, the limited partnership, and the other subsidiaries of Citigroup, respectively.

         Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of the Issuer.

         (c) From February 26, 2002 to July 8, 2002, CVC disposed of 308,544 shares of Common Stock in open market transactions in the ordinary course of business under Rule 144, as promulgated under the Securities Act of 1933, as amended. Such dispositions of Common Stock were carried out pursuant to the filings of Form 144 dated (1) February 7, 2002 for the sale of 387,255 shares of Common Stock; (2) February 27, 2002 for the sale of 89,119 shares of Common Stock; and (3) June 7, 2002 for the sale of 321,213 shares of Common Stock. The dates, share amounts, and prices for such dispositions since February 25, 2002 are as follows:

                     Shares        Average Price per
  Date                Sold               Share
---------          ----------      ------------------
2/26/2002             4,925              $20.73
2/27/2002            14,000              $20.31
2/28/2002             6,200              $20.91
3/11/2002            12,800              $20.78
3/04/2002            14,000              $20.94
3/05/2002             8,100              $20.76
3/06/2002            15,000              $21.19
3/07/2002             7,000              $21.43
3/08/2002            12,019              $21.34
6/17/2002            12,100              $22.07
6/18/2002            11,000              $22.21
6/19/2002             3,500              $22.01
6/20/2002            36,000              $21.15
6/21/2002            12,600              $21.03
6/25/2002            23,500              $21.01
6/26/2002             1,800              $21.01
6/27/2002            37,000              $21.16
6/28/2002            38,000              $21.66
7/01/2002            11,600              $21.18
7/02/2002             5,700              $21.04
7/05/2002             6,500              $21.02
7/08/2002            15,200              $21.28

                                 9 of 16 Pages

         (d),(e) Not applicable

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 above is incorporated herein by reference.

         Except as set forth herein or in the Schedules or Exhibits hereto, to the best of the knowledge of the Reporting Persons, none of the persons listed on Schedules A and B has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement, dated as of July 12, 2002 by and among CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup.

                                 10 of 16 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   July 12, 2002
                                   CITICORP VENTURE CAPITAL LTD.


                                   By:    /s/ Anthony P. Mirra
                                          -----------------------------
                                   Name:  Anthony P. Mirra
                                   Its:   Vice President & Assistant Secretary

                                   CITIBANK, N.A.

                                   By:    /s/ Joseph B. Wollard
                                          -----------------------------
                                   Name:  Joseph B. Wollard
                                   Its:   Assistant Secretary

                                   CITICORP

                                   By:    /s/ Joseph B. Wollard
                                          -----------------------------
                                   Name:  Joseph B. Wollard
                                   Its:   Assistant Secretary

                                   CITIGROUP HOLDINGS COMPANY

                                   By:    /s/ Joseph B. Wollard
                                          -----------------------------
                                   Name:  Joseph B. Wollard
                                   Its:   Assistant Secretary


                                   CITIGROUP, INC.


                                   By:    /s/ Joseph B. Wollard
                                          -----------------------------
                                   Name:  Joseph B. Wollard
                                   Its:   Assistant Secretary

                                 11 of 16 Pages

                                   SCHEDULE A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                          CITICORP VENTURE CAPITAL LTD.

        NAME, POSITION, CITIZENSHIP
   (UNITED STATES, UNLESS OTHERWISE INDICATED)                TITLE
William T. Comfort                                 Director and Senior Vice
Director                                           President

Ann M. Goodbody                                    Director
Director

David F. Thomas                                    Director and Vice President
Executive Officer

Michael T. Bradley                                 Vice President
Executive Officer

Lauren M. Connelly                                 Vice President and
Executive Officer                                  Secretary

Charles E. Corpening                               Vice President
Executive Officer

Michael A. Delaney                                 Vice President and
Executive Officer                                  Managing Director

Michael S. Gollner                                 Vice President
Executive Officer

Ian D. Highet                                      Vice President
Executive Officer

David Y. Howe                                      Vice President
Executive Officer

Darryl A. Johnson                                  Assistant Vice President
Executive Officer

Byron L. Knief                                     Vice President
Executive Officer

Richard E. Mayberry                                Vice President
Executive Officer

Thomas F. McWilliams                               Vice President
Executive Officer


                                    12 of 16

        NAME, POSITION, CITIZENSHIP
   (UNITED STATES, UNLESS OTHERWISE INDICATED)                TITLE
Anthony P. Mirra                                   Vice President & Assistant
Executive Officer                                  Secretary

Paul C. Schorr                                     Vice President and
Executive Officer                                  Managing Director

Joseph M. Silvestri                                Vice President
Executive Officer

James A. Urry                                      Vice President
Executive Officer

John D. Weber                                      Vice President
Executive Officer

                                    13 of 16

                                   SCHEDULE B

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                 CITIGROUP INC.

       NAME, POSITION, CITIZENSHIP
     (UNITED STATES, UNLESS OTHERWISE
                INDICATED)                              TITLE
C. Michael Armstrong                       Chairman & Chief Executive Officer
Director                                   AT&T Corporation

Alain J. P. Belda                          President & Chief Executive
Director                                   Officer
Brazil                                     Alcoa Inc.

George Davis                               Chairman & Chief Executive Officer
Director                                   United Technologies Corporation

Kenneth T. Derr                            Chairman, Retired
Director                                   Chevron Corporation

John M. Deutch                             Institute Professor
Director                                   Massachusetts Institute of
                                           Technology

The Honorable Gerald R. Ford               Former President of the United
Honorary Director                          States

Alfredo Harp-Helu                          Chairman
Director                                   Grupo Financiero Banamex.
Mexico

Ann Dibble Jordan                          Consultant
Director

Reuben Mark                                Chairman and Chief Executive
Director                                   Officer
                                           Colgate-Palmolive Company

Michael T. Masin                           Vice Chairman and President
Director                                   Verizon Communications, Inc.

Dudley C. Mecum                            Managing Director
Director                                   Capricorn Holdings

Richard D. Parsons                         President
Director                                   AOL - Time Warner Inc.

Andrall E. Pearson                         Founding Chairman
Director                                   Yum! Brands, Inc.

Robert E. Rubin                            Member of the Office of the
Director and                               Chairman
Executive Officer                          Citigroup Inc.


                                     14 of 16

       NAME, POSITION, CITIZENSHIP
     (UNITED STATES, UNLESS OTHERWISE
                INDICATED)                           TITLE
Franklin A. Thomas                         Former President
Director                                   The Ford Foundation

Sanford I. Weill                           Chairman and Chief Executive
Director and                               Officer
Executive Officer                          Citigroup Inc.

Arthur Zankel                              Managing Partner
Director                                   Zankel Capital Advisors, LLC

Winfred F. W. Bischoff                     Chairman
Executive Officer                          Citigroup Europe
United Kingdom and Germany

Michael A. Carpenter                       Chief Executive Officer
Executive Officer                          Corporate and Investment Bank
                                           Citigroup Inc.

Stanley Fischer                            Vice Chairman
Executive Officer                          Citigroup Inc.

Thomas Wade Jones                          Chairman & Chief Executive Officer
Executive Officer                          Global Investment Management and
                                           Private Banking Group

Deryck C. Maughan                          Vice Chairman
Executive Officer                          Citigroup Inc.
United Kingdom

Victor J. Menezes                          Chairman and Chief Executive
Executive Officer                          Officer
                                           Citibank, N.A.

Charles O. Prince, III                     Chief Operating Officer &
Executive Officer                          Corporate Secretary
                                           Citigroup Inc.

William R. Rhodes                          Senior Vice President
Executive Officer                          Citigroup Inc.

Todd S. Thomson                            Executive Vice President, Finance
Executive Officer                          & Investment and Chief Financial
                                           Officer
                                           Citigroup Inc.

Robert B. Willumstad                       President
Executive Officer                          Citigroup Inc.


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
EXHIBIT INDEX

1. Joint Filing Agreement, dated as of July 12, 2002 by and among CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup.



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